FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 7, 2003

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES FULL YEAR 2002 RESULTS

-- Revenues and EBITDA ahead of analysts' consensus --
-- Successful integration drives strong cash flow --
-Free cash flow positive on a full year basis-

Highlights of the Full Year

  Network Services Direct Revenues Grew by 6 percent
  Compared with an EBITDA loss of $9 million in pro forma 2001, Full Year 2002 EBITDA was $192 million
  The Net Cash Position Improved by $71 million

Amsterdam, The Netherlands - March 3, 2003 - Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) today announced its results for the full year 2002.

Commenting on Equant's results, Didier Delepine, president and chief executive officer, said: "These results confirm that Equant will emerge as a stronger and even more competitive company when the economy fully recovers. With the successful integration of Equant and Global One within the FT Group we have now the size that, together with the simplicity of our processes and our constant efforts to reduce our cost base, should deliver efficiencies and value. Against the backdrop of a difficult economic climate we have improved our EBITDA by some $200 million and we plan to further lower our cost base to help us produce a substantial increase in EBITDA for 2003. Our continuing focus on the cash position should ensure that we remain cash flow positive in 2003 and free from outside financial needs for the period.

"We should see a flow through of benefits from our successful integration. 2001 saw the first benefits of the reductions in sales positions and costs with 2002 showing a full year improvement. Network rationalization was the prime task for 2002 with the full year benefits flowing through in 2003. In 2003 we will complete the systems and process integration-dependent back office restructuring, largely affecting our G&A costs."

Revenues

The Company's total revenues were $2,973 million for 2002, a decrease of 3.0 percent compared with the pro forma year 2001, with growth in Network Services Direct offset by declines in the other revenue lines.

Revenue Details ($ millions):
	2002 Actual	2001 (3) Pro Forma	%	2001(4) Actual
Network Services (Direct)	1,144.4	1,081.1	5.9	931.4
Network Services (Indirect) (1)	422.7	470.1	(10.1)	327.1
Total Network Services	1,567.1	1,551.2	1.0	1,258.5
Integration Services	453.4	498.9	(9.1)	447.1
Other Services	238.9	284.9	(16.1)	142.3
SITA Contract	713.7	729.8	(2.2)	542.8
Total Revenues (2)	2,973.1	3,064.8	(3.0)	2,390.7

Footnotes are shown on page 7

Network Services' direct revenues grew by 5.9 percent in 2002 compared with pro forma 2001, reflecting the continuing strength of the Company's direct sales force against the background of low global economic growth. Revenues from indirect sales channels, however, declined 10.1 percent with further decreases from Sprint and Deutsche Telekom, former shareholders in Global One.

Network Services' total revenues increased 1.0 percent to $1,567 million in 2002 as the increase from the Company's direct sales force more than offset the decline from the indirect sales channels. Revenue growth from IP (Internet Protocol) was strong with the demand for low-speed protocols declining. The Company achieved robust revenue growth in the Central and Eastern Europe region, which more than offset the decline in Latin America arising from economic difficulties in Argentina and Brazil. Other regions remained broadly flat.

Order intake for the full year totaled $2.1 billion, with $1.6 billion relating to Network Services direct. Wins announced in the fourth quarter include Allianz Group, China Shipping, SWIFT and Unilever. Order flow is, however, a less predictive indicator for revenues given the high level of contract renewals with significant price reductions. Renewals in 2002 were about 25 percent of direct order intake. By the end of the year, the Company had won 64 bids with an estimated order value of $160 million, from customers associated with WorldCom.

Integration Services revenues were $453 million in 2002, a decline of 9.1 percent from pro forma 2001 levels. Although there was an upswing in the second half of the year, revenues remain affected by weakness in the broader economy.

SITA contract revenues for 2002 totaled $714 million, down 2.2 percent compared with the pro forma 2001 year. The decline reflects the lower pricing effective in July of 2002 in line with the principles agreed at the time of the France Telecom transaction, mitigated by the resolution of various contractual issues going back to July 2001. On an underlying basis, SITA revenues in 2002 would have declined by approximately 4 percent compared with the pro forma 2001 revenues.

For the 2002 year, the reduction in Other Services reflects the planned reduction in circuit switched voice revenues and lower affiliation fees in first half of 2002, compared with first half 2001, reflecting the change in the product management agreements with France Telecom Transpac, effective July 1, 2001.

Revenues derived from the France Telecom Group, which are included above, totaled $296 million for the full year.

Additional Financial Highlights ($ millions unless otherwise indicated)
	2002 Actual	2001 (3) Pro Forma	Change %	2001(4) Actual
Net Cost of Services and Products Sold	2,073.8	2,262.8	(8.4%)	1,700.6
Gross Profit	899.3	802.0	12.1%	690.1
Gross Margin %	30.2%	26.2%		28.9%
Selling Expenses	333.3	401.8	(17.0%)	293.6
As % of Revenue	11.2%	13.1%		12.3%
G & A Expenses	374.0	408.9	(8.5%)	261.2
As % of Revenue	12.6%	13.3%		10.9%
Total Costs before Depreciation	2,781.1	3,073.5	(9.5%)	2,255.4
Depreciation	463.6	452.8	2.4%	299.2
As % of Revenue	15.6%	14.8%		12.5%
Operating (Loss) before share plan and non recurring charges	(271.6)	(461.5)	(41.1%)
Operating Margin %	(9.1%)	(15.1%)		(6.9)%

Gross Profit and Gross Margin

The Company's gross profit was $899 million in 2002, an increase of $97 million, or 12.1 percent, from the $802 million in pro forma 2001, despite the $92 million decline in revenue. The gross margin was 30.2 percent in the full year compared with 26.2 percent in pro forma 2001. The improvement in gross margin is largely a result of the Company's focus on cost reduction, the network integration and the reduction in duplicate transmission capacity.

The cost of services and products sold declined by 8.4 percent. The cost reductions reflect the continued focus on operational efficiencies and the effects of network restructuring and integration activities. The Company's access and data termination costs for the fourth quarter of 2002 were approximately 8 percent below those of the first quarter 2002. Similarly, transmission costs have declined by approximately 8 percent. During 2002, 82 network sites were closed leading to annualized cost reductions of $18 million.

Operating Expenses

Selling expenses of $333 million for 2002 were down 17.0 percent from the comparable period last year, reflecting the rationalization of the Company's sales and marketing operations. In prior years the provision against accounts receivable has been expensed as part of general and administrative (G&A) expenses. The charge has now been treated as a selling expense, in accordance with French GAAP. All comparative information reflects the reallocation. Excluding the provision against accounts receivable, selling expenses declined 13.6 percent.

The Company continued the consolidation of its sales forces, reducing quota-bearing salespersons by 15 percent while improving direct order-based productivity by 41 percent. There was also a reduction in back office costs. Selling expenses as a percent of revenue declined to 11.2 percent in the full year compared with 13.1 percent in pro forma 2001. The Company will continue to optimize sales costs during 2003.

G&A expenses in 2002 were $374 million, an 8.5 percent decrease from pro forma 2001. The reduced G&A expenses result from the Company's continuing restructuring and integration program, which has reduced headcount, as previously announced, and cut duplicated expenses for premises, equipment and information technology. Over 60 administrative and office sites have now been closed representing annualized rental savings alone in excess of $8 million. G&A costs as a percent of revenue decreased to 12.6 percent in the full year, compared with 13.3 percent in pro forma 2001.

The Company expects to make further significant reductions in G&A expenses during 2003, as the necessary integration of back office processes and systems should enable further efficiencies.

EBITDA

Earnings before interest, taxes, depreciation and amortization, share plan costs and non-recurring charges (EBITDA) were $192 million in full year 2002 compared with an EBITDA loss of $9 million in pro forma 2001. As a result of the improved gross profit and the reduction in expenses, the EBITDA margin for the full year was 6.5 percent compared with a negative 0.3 percent in pro forma 2001.

Depreciation and Amortization (excluding goodwill)

Depreciation and amortization expense increased 2.4 percent to $464 million for the full year compared with $453 million in pro forma 2001. The 2001 charge included accelerated depreciation of $68 million for assets acquired with Global One. The depreciation charge is substantially above the current rate of capital expenditure, reflecting the high levels of capital expenditure in prior periods. The Company expects the depreciation charge to rise slightly in 2003 reflecting the high level of capital expenditure in recent years, but then decline as the Company's asset base matures and integration and operating benefits reduce capital expenditure expectations going forward.

Operating Loss before Share Plan and non-recurring charges

The adjusted operating loss of $272 million in the full year 2002 reflects a substantial improvement from the loss of $462 million in the comparable period of pro forma 2001 driven by the growth in gross profit and reductions in Selling costs and General and Administrative expenses.

Other Income and Expense Items

Share Plan

Under French GAAP there is no charge upon the issuance of options and share awards but the Company continues to accrue for social charges related to these grants. In 2001 the credit to share plan costs reflects an adjustment to social charges incurred in prior years resulting from final payments being made following negotiations with interested parties. In 2002, the credit to share plan costs mainly reflects the finalization of social charge payments relating to the pre-merger share option scheme.

Non-recurring Charges

The gross costs incurred to integrate and restructure Global One and Equant, were $193 million in the full year. The major components of the charge, before recoveries from France Telecom, include $99 million for integration of the transmission networks and other network elements, and $44 million for personnel related costs. France Telecom will bear $94 million of the gross costs. The net amount has been expensed. In the year the cash costs incurred by the Company totaled $135 million, offset by receipts from France Telecom of $141 million which includes $79 million relating to 2001 costs.

In the full year 2002 the Company took a charge of $24 million for the write off of capacity purchased from bankrupt providers, primarily KPNQwest. The Company had non-recurring income of $1 million.

Non-Operating Income and Expenses

Financial Income

Net interest income for full year 2002 was $5 million compared with $25 million net interest expense in the 2001 pro forma period. The cash injection from the transaction with France Telecom allowed the Company to repay debt, which had built up through June 2001. The Company has maintained a positive cash balance since June 2001.

In the full year 2002, the Company recognized a foreign exchange gain of $8 million compared with a loss of $8 million in the pro forma 2001 period.

Income Taxes

The lower charge of $12 million for income taxes in 2002 primarily reflects a reduction in the deferred tax expense. In 2002, cash taxes paid totaled $18 million. The Company both receives revenues and incurs costs in numerous countries and, even if an overall loss is incurred, typically, a taxable profit is made in certain countries.

Equity in Loss of Affiliate

This charge of $27 million represents the Company's share of the post-tax losses of Radianz, its 49 percent-owned affiliate.

The focus for 2002 was to attach member clients to the network. By end 2002, Radianz had over 7,000 members in its financial extranet community. In the period since it launched, Radianz has built a new IP network for this community that is now operational with points of presence in all of the major financial centres. Radianz turned EBITDA positive in the 2002 year and is trading in line with expectations.

Employee Profit Share

The employees of majority owned French subsidiaries of France Telecom are eligible to participate in a profit sharing program, the amount of which is dependent on France Telecom's overall group performance. In 2002 the Company incurred costs of $0.6 million. There were no costs in the 2001 pro forma year.

Exceptional Amortisation of Goodwill

In the light of continuing stock market uncertainty and the re-setting of telecoms valuations, the Company re-evaluated the carrying value of all of its investments and took an exceptional, non cash, amortization charge of $155 million against goodwill. The charge reduces the carrying value of goodwill on the Company's investments to nil at December 31, 2002.

Net Income and Earnings Per Share

The net loss of $590 million for the year, or $2.01 per share, is inclusive of non-recurring charges of $122 million and exceptional goodwill amortization of $155 million.

Capital Expenditures and Cash

Capital expenditures for 2002 totaled $369 million, including integration capital expenditure of approximately $48 million, compared with $619 million in the pro forma 2001 year. The reduction in capital expenditures results from having one integrated network, more efficient purchasing and equipment deployment, as well as slower growth in certain revenue lines.

At December 31, 2002 the Company's net cash and cash equivalents totaled $444 million, an increase of $71 million from December 31, 2001. The strong cash position reflects the Company's increased EBITDA, continued optimization of capital expenditures and management's focus on working capital. The Company intends to be free cash flow positive in 2003.

Footnotes:

    (1)  Network Services Indirect refers to sales through Radianz, Deutsche Telekom, Sprint, France Telecom Transpac and
         other wholesale channels.
    (2)  Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded from the 2001 actual and pro forma information.
    (3)  The pro forma revenues and costs have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2001.
    (4)  Actual revenues and costs for 2001refer to 6 months of unmerged Equant and 6 months of the combined Equant and
         Global One.
    (5)  Free cash flow represents the change in the net cash balance.

The Company will host a conference call for investors on March 4, 2003 at 8:00 am (EST) and 2:00 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1-913-981-5523 in North America or +44-20-7984-7572 in Europe. The presentation slides to be used on the investor call will be available on the Equant web site on March 4th at 7:00 am(EST) and 1:00 pm(CET).

About Equant

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 167 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by more than 700 global businesses as of December 31, 2002. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the completion of the integration with Global One by the deadline to receive reimbursement from France Telecom. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:
Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 703 689 6010 Fredric.emmert@equant.com	Jim Armstrong +1 678 346 3754 james.armstrong@equant.com
Europe	Europe
Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com
Asia Pacific Australasia	France
Shirley Ng +65 335 6730 shirley.ng@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com
France Télécom
Nilou du Castel Responsable Presse Groupe France Télécom +33 1 44 44 93 93 nilou.ducastel@francetelecom.com
Caroline Chaize Service de Presse Groupe France Telecom +33 1 44 44 93 93 caroline.chaize@francetelecom.com

Annex A 1 of 3
Unaudited Condensed Consolidated Statements of Operations
(French GAAP U.S. $m, except per share data)	12 months ended December 31,
	2002 Actual		2001 Pro Forma (1) (3)	2001 Actual (2)
Sales of services and products	$2,973.1		$3,064.8	$2,390.7
Cost of services and products sold	(2,269.9)		(2,409.2)	(1,847.0)
Other operating income (5)	196.1	(5)	146.4	146.4
Gross profit	899.3		802.0	690.1

Selling	333.3		401.8	293.6
General and Administrative	374.0		408.9	261.2
EBITDA	192.0		(8.7)	135.3

Depreciation and amortization (excluding goodwill)	463.6		452.8	299.2
Share plan	(9.9)		(7.1)	(7.1)
Non-recurring charges	122.2		109.6	110.2
Operating loss	(383.9)		(564.0)	(267.0)

Financial income / (charges)	13.3		(32.9)	(17.9)
Profit/(Loss) on impairment of investments accounted at cost	0.3		(13.1)	(13.1)
Income taxes	(11.9)		(57.2)	(41.6)
Employee profit sharing	(0.6)		-	-
Equity in loss of affiliate	(27.3)		(25.3)	(25.3)
Net loss from continuing operations, before minority interests and goodwill amortization	(410.1)		(692.5)	(364.9)

Goodwill amortization	(24.1)		(21.7)	(21.7)
Exceptional amortization of goodwill	(154.8)
Minority interests	(0.7)		(0.4)	(0.6)

Net loss from continuing operations	$(589.7)		(714.6)	(387.2)
Net loss of discontinued operations (4)	-		-	(2.6)
Gain on disposal of discontinued operations (4)	-		-	13.4
Net Loss	(589.7)		(714.6)	(376.4)
Per share data - basic and diluted
Net (loss) from continuing operations	$(2.01)		$(2.44)	$(1.56)
Discontinued operations	-		-	0.04
Net profit/(loss) per share	(2.01)		(2.44)	(1.52)

Basic weighted average number of shares	292,706,013		292,425,390	247,985,649
  The pro forma results for the first half of 2001 have been prepared as if the Global One acquisition had occurred on January 1, 2001. These pro forma results exclude discontinued operations and assume that the new SITA contractual arrangements were in place from January 1, 2001. Certain costs have been reallocated for comparative purposes.
  The actual results for the first half of 2001 comprise six months of activity for Equant only. These results exclude discontinued operations and are presented under French GAAP.
  The details of changes to the 2001 pro forma are shown in Annex B.
  The Company sold its Application Services division in Q3 2001.
  Pro forma other operating income of $146.4 million relates to the 6 months to December 31, 2001. Other operating income of $196.1 million relates to the 12 months to December 31, 2002. Other operating income reflects costs incurred on behalf of France Telecom and recharged to it for use of the Company's network and the supply of switched voice services.

Annex A 2 of 3
Condensed Consolidated Balance Sheets
(French GAAP U.S. $m)	December 31,	December 31,
	2002	2001

ASSETS
Cash and cash equivalents	$452.2	$385.8
Accounts receivable from SITA, Radianz and France Telecom	581.5	688.4
Accounts receivable and other current assets	696.0	858.9
Total Current Assets	1,729.7	1,933.1

Goodwill and other intangibles	-	180.2
Indefeasible rights of use	151.9	197.2
Property and equipment, net	1154.4	1,193.3
Investments accounted for using the equity method	101.4	133.6
Investments at cost	5.1	6.2
Other non-current assets	51.7	75.5
Total Non-current Assets	1,464.5	1,786.0
	___________	_________
Total Assets	$3,194.2	$3,719.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank loans & current portion of long-term debt	$7.5	$8.8
Trade accounts payable to SITA, Radianz and France Telecom	344.6	451.4
Trade accounts payable, accruals and other current liabilities	939.7	845.6
Total Current Liabilities	1,291.8	1,305.8

Provisions for liabilities and charges	39.8	29.6
Long-term debt, less current portion	0.7	4.0
Other non-current liabilities	83.9	101.8
Total Non-current Liabilities	124.4	135.4

Minority Interests	0.7	0.4

Shareholders' Equity	1,777.3	2,277.5
	___________	_________
Total Liabilities and Shareholders' Equity	$3,194.2	$3,719.1

Certain balances have been reclassified to conform with the current year's presentation.

 Annex A 3 of 3

Condensed Consolidated Statements of Cash Flows
(French GAAP U.S. $m)
	Year ended December 31,	Year ended Dec 31, (1)
	2002	2001

OPERATING ACTIVITIES

Net loss	$(589.7)	$(376.4)
Adjustments to reconcile net loss to funds generated from operations
Depreciation and amortization	642.5	320.9
Other	125.9	79.2
Funds generated from operations	178.7	23.7

Changes in operating assets and liabilities	204.4	(141.1)

Net cash provided by operating activities	383.1	(117.4)

INVESTING ACTIVITIES
Purchase of property and equipment	(332.3)	(346.8)
Purchase of intangible assets	(36.9)	(65.4)
Proceeds from disposals of assets	-	13.5
Net cash acquired from acquisitions (net of transaction costs in 2001 of $29.4)		265.9
Proceeds from disposal of discontinued operations	-	3.6
Net proceeds from investments accounted at cost	1.4	-
Net cash used in investing activities	(367.8)	(129.2)

FINANCING ACTIVITIES
Proceeds from issuance of shares	-	1,000.0
Net repayment of borrowings and bank overdrafts	(4.6)	(425.2)
Other cash flows from financing activities	55.0	-
Net cash provided by financing activities	50.4	574.8

Effect of changes in exchange rates on cash and cash equivalents	0.7	4.1
Increase in cash and cash equivalents	66.4	332.3
Cash and cash equivalents at beginning of the year	385.8	53.5
Cash and cash equivalents at end of the period/ year	$452.2	$385.8

  Represents actual cash flow for 12 months ended December 31, 2001. Includes cash flow of Equant for 12 months and cash flow of Global One for 6 months since June 29, 2001.

 Annex B

Reconciliation of Full Year 2001 Actual to Pro Forma

(US $m)	Equant Actual	Global One(1)	Global One(2)	Other (3)	Pro Forma

Sales of services and products	2,390.7	595.4	(95.4)	174.1	3,064.8
Cost of services and products sold	(1,847.0)	(582.8)	183.2	(162.6)	(2,409.2)
Other Operating Income	146.4	-	-	-	146.4
Gross profit	690.1	12.6	87.8	11.5	802.0

Selling	(293.6)	(110.8)	12.0	(9.4)	(401.8)
General and Administrative	(261.2)	(111.1)	5.6	(42.2)	(408.9)

EBITDA	135.3	(209.3)	105.4	(40.1)	(8.7)

Depreciation and amortization	(299.2)	(85.6)	-	(68.0)	(452.8)
Share plan costs	7.1	-	-	-	7.1
Non-recurring charges	(110.2)	-	-	0.6	109.6

Operating profit / (loss)	(267.0)	(294.9)	105.4	(107.5)	(564.0)

Financial income / (charges)	(17.9)	(34.0)	-	19.0	(32.9)
Unquoted investment write down	(13.1)	-	-	-	(13.1)
Income taxes	(41.6)	(2.4)	-	(13.2)	(57.2)
Equity in loss of unconsolidated affiliate	(25.3)	-	-	-	(25.3)

Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	(364.9)	(331.3)	105.4	(101.7)	(692.5)

Goodwill amortization	(21.7)	(2.4)	2.4	-	(21.7)
Minority interests	(0.6)	0.2	-	-	(0.4)

Net profit / (loss)	(387.2)	(333.5)	107.8	(101.7)	(714.6)

Notes

1 Global One from January through June 2001.
2 Global One excluded businesses.
3 Other adjustments principally reflect the new contractual arrangements with SITA. Certain balances have been reclassified to conform to the current year's presentation.